FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 21 February 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        Section 198 Notification by Franklin Resources Inc        19 February 2003
2.        Director Shareholding                                                      21 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    21 February 2003
            Sarah BillingtonManager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Franklin Resources Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd
30,708

Bank of New York, London
1,936,939

Cede
8,642,560

Chase Nominees Ltd
38,939,813

Clydesdale Bank PLC
7,130,737

Deutsche Bank AG
1,276,312

HSBC Bank
223,800

Merrill Lynch
1,322,680

Northern Trust Company
3,090,995

Royal Trust Corp of Canada
5,806,071

State Street Nominees Ltd
7,708,278

5. Number of shares / amount of stock acquired

1,147,071

6. Percentage of issued class

Minimal

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

19 February 2003

12. Total holding following this notification

76,108,893

13. Total percentage holding of issued class following this notification

7.03%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

19 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

British Airways Plc

2) Name of director

Maarten van den Bergh

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

n/a

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7) Number of shares/amount of
stock acquired

2,000

8) Percentage of issued class

minimal

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

minimal

11) Class of security

Ordinary Shares of 25p

12) Price per share

116.69p

13) Date of transaction

19 February 2003

14) Date company informed

21 February 2003

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Alan Buchanan, Company Secretary 020 8738 6877

25) Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of Notification...21 February 2003...............................